UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 18, 2021 (February 17, 2021)

Osprey Technology Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39113	83-1833760
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1845 Walnut Street, Suite 1111 Philadelphia, PA	19103
(Address of principal executive offices)	(Zip Code)

(212) 920-1345

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFTW	New York Stock Exchange
Warrants, each to purchase one share of Class A common stock	SFTW.WS	New York Stock Exchange
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one-half of one redeemable warrant	SFTW.U	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 17, 2021, Osprey Technology Acquisition Corp., a Delaware corporation (“Osprey”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among (a) Osprey, (b) Osprey Technology Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Osprey (“Merger Sub”) and (c) BlackSky Holdings, Inc., a Delaware corporation (the “Company”), which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “transactions”). The transactions set forth in the Merger Agreement, including the Merger, will constitute a “Business Combination” as contemplated by Osprey’s Amended and Restated Certificate of Incorporation.

Pursuant to the Merger Agreement, the aggregate merger consideration payable to equity holders of the Company at closing (the “Total Consideration”) will be paid in a number of shares of newly-issued Osprey Class A common stock, valued at $10.00 per share (the “Osprey Common Stock”), calculated by dividing (x) $925,000,000, plus (a) the aggregate exercise prices that would be paid to the Company if all stock options and all warrants outstanding as of immediately prior to the closing were exercised in full, minus (b) any unfunded amount under the Company’s bridge loan, minus (c) the total consideration payable to shares of the Company’s Class B common stock, which is equal to the product of (i) the total number of shares of the Company’s Class B common stock, par value $0.00001 per share, issued and outstanding as of immediately prior to the effective time of the Merger and (ii) an amount in cash equal to $0.00001 by (y) $10.00.

Effective as of the effective time of the Merger and by virtue of the Merger, each option to purchase shares of Company Class A Common Stock (each, a “Company Stock Option”) that is outstanding and unexercised as of immediately prior to the effective time of the Merger will be converted into an option to acquire a number of shares of Osprey Class A Common Stock equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the applicable Company Stock Option by (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such Company Stock Option (each an “Assumed Osprey Stock Option”). For purposes of the Merger Agreement, the Class A Common Exchange Ratio equals the quotient of (A) the residual Total Consideration after taking into account the preferred series preference amounts, divided by $10.00, divided by (B) the number of participating shares of Company Common Stock on a fully diluted basis. The exercise price per share of each Assumed Osprey Stock Option will be equal to the quotient obtained by dividing (x) the exercise price per share applicable to such Company Stock Option by (y) the Class A Common Exchange Ratio.

Effective as of the effective time of the Merger and by virtue of the Merger, each award of Company restricted stock units (each, a “Company RSU Award”) that is outstanding as of immediately prior to the effective time of the Merger will be converted into an award of Osprey restricted stock units covering a number of shares of Osprey Class A Common Stock equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to the applicable Company RSU Award by (y) the Class A Common Exchange Ratio, and will be subject to the same terms and conditions as were applicable to such Company RSU Award.

Each warrant to purchase shares of capital stock of the Company (“Company Warrant”) that is outstanding and unexercised as of immediately prior to the effective time of the Merger will be (i) automatically exercised in accordance with its terms immediately prior to the effective time of the Merger if such Company Warrant provides that it will be automatically exercised in connection with the Merger (an “Exercising Warrant”), (ii) automatically terminated in accordance with its terms immediately prior to the effective time of the Merger if such Company Warrant provides that it will be automatically terminated if not exercised prior to the effective time of the Merger (a “Terminating Warrant”) or (iii) assumed by Osprey and converted into a warrant to acquire Osprey Common Stock if the Company Warrant is not a Terminating Company Warrant or Exercising Company Warrant.

On February 17, 2021, concurrently with the execution of the Merger Agreement, Osprey also announced that it entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 18,000,000 shares of Osprey Common Stock for $10.00 per share, for an aggregate purchase price equal to $180,000,000 (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the closing of the transactions contemplated by the Merger Agreement, subject to the terms and conditions contemplated by the Subscription Agreements. The proceeds from the PIPE Investment are expected to be used to pay down certain indebtedness of the Company at the closing of the Merger and for general working capital purposes following the closing.

On February 17, 2021, Osprey also announced entry into a Sponsor Support Agreement (the “Sponsor Support Agreement”) by and among the Sponsor, the Company, Osprey and each of the other persons set forth on the signature pages thereto, pursuant to which the Sponsor, solely in its capacity as a stockholder of Osprey, has agreed, among other things, (a) to vote in favor of the Merger Agreement and the transactions contemplated thereby, (b) with respect to certain shares of Class B common stock (and Class A shares issued upon conversion) until the seven-year anniversary of the consummation of the transactions (subject to certain limited exceptions), not to transfer such shares until Osprey Common Stock achieves a trading price exceeding certain dollar thresholds set forth in the Sponsor Support Agreement and (c) with respect to certain warrants, not exercise any such warrants unless and until Osprey Common Stock reaches a trading price of $20.00 per share, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

On February 17, 2021, Osprey also announced entry into a Stockholder Support Agreement (the “Stockholder Support Agreement”) by and among Osprey, Merger Sub, the Company and certain stockholders of the Company named therein (collectively the “Key Stockholders”), pursuant to which the Key Stockholders have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Stockholder Support Agreement. In the event the Mergers are no longer recommended by the Company board of directors in accordance with the Merger Agreement, the Key Stockholders have agreed to vote a number of shares not to exceed 35% of the shares of the Company stock.

Pursuant to the Merger Agreement, at the closing, Osprey, the Sponsor, certain of the PIPE Investors and each of the additional parties named therein will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which pursuant to which Osprey will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Osprey Common Stock and other equity securities of Osprey that are held by the parties thereto from time to time.

Copies of the Merger Agreement, the forms of the Subscription Agreement, the Sponsor Support Agreement, the Stockholder Support Agreement and the form of the Registration Rights Agreement will be filed by amendment on Form 8-K/A to this Current Report on Form 8-K within four business days of the date hereof as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, and the foregoing description of each of the Merger Agreement, Subscription Agreements, Sponsor Support Agreement, Stockholder Support Agreement and Registration Rights Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference into this Item 3.02. The shares of Osprey Common Stock to be issued in the PIPE Investment and the transactions contemplated thereby will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On February 18, 2021, Osprey and the Company issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated February 18, 2021, for use by Osprey in meetings with certain of its stockholders as well as other persons with respect to Osprey’s proposed transaction with the Company, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Osprey under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the proposed transactions between Osprey and the Company. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Osprey intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of Osprey, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Osprey stockholders. Osprey also will file other documents regarding the proposed transactions with the SEC. Before making any voting or investment decision, investors and security holders of Osprey are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Osprey through the website maintained by the SEC at www.sec.gov.

The documents filed by Osprey with the SEC also may be obtained free of charge from Osprey upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania 19103.

Participants in Solicitation

Osprey and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Osprey stockholders in connection with the proposed transactions. Osprey’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Osprey in Osprey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and in Osprey’s registration statement on Form S-4, which is expected to be filed by Osprey with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Osprey’s stockholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Osprey with the SEC in connection with the business combination

A list of the names of such directors and executive officers and information regarding their interests in the transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Osprey and the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Osprey’s securities, (ii) the risk that the transactions may not be completed by Osprey’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Osprey, (iii) the failure to satisfy the conditions to the consummation of the transactions, including the adoption of the Merger Agreement by the stockholders of Osprey, the satisfaction of the minimum trust account amount following redemptions by Osprey’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transactions on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transactions disrupt current plans and operations of the Company, (ix) the outcome of any legal proceedings that may be instituted against the Company or against the Osprey related to the Merger Agreement or the proposed transactions, (x) the ability to maintain the listing of Osprey’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiii) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Osprey’s registration on Form S-1 (File No. 333-234180), the registration statement on Form S-4 discussed above and other documents filed by Osprey from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Osprey and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Osprey nor the Company gives any assurance that either the Osprey or the Company, or the combined company, will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, dated as of February 18, 2021.

99.2	Investor Presentation, dated as of February 18, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Osprey Technology Acquisition Corp.

Date: February 18, 2021

	By:	/s/ Jeffrey Brotman
	Name:	Jeffrey Brotman
	Title:	Chief Financial Officer, Chief Legal Officer
and Secretary